Alcoa and subsidiaries	EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the nine months ended September 30, 2005

(in millions, except ratio)

Nine months ended September 30	2005
Earnings:
Income from continuing operations before taxes on income	$1,551
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	—
Fixed charges	295
Distributed income of less than 50%-owned persons	30
Amortization of capitalized interest	20

Total earnings	$1,896

Fixed Charges:
Interest expense:
Consolidated	$261
Proportionate share of 50%-owned persons	2

$263

Amount representative of the interest factor in rents:
Consolidated	$31
Proportionate share of 50%-owned persons	1

$32

Fixed charges added to earnings	$295

Interest capitalized:
Consolidated	$28
Proportionate share of 50%-owned persons	—

$28

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$323

Ratio of earnings to fixed charges	5.9

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